

13000611

PE 12/19/2012

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2013

Michael F. Lohr
The Boeing Company
michael.f.lohr@boeing.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/29/13

Re: The Boeing Company
Incoming letter dated December 19, 2012

Dear Mr. Lohr:

This is in response to your letter dated December 19, 2012 concerning the shareholder proposal submitted to Boeing by the Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401. We also have received letters on the proponent's behalf dated December 26, 2012, January 7, 2013 and January 16, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

January 29, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 19, 2012

The proposal requests that the board of directors adopt a policy that, whenever possible, the chairman of the board shall be an independent director, as defined in the proposal.

We are unable to concur in your view that Boeing may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that the portions of the supporting statement you reference are irrelevant to a consideration of the subject matter of the proposal such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote. Accordingly, we do not believe that Boeing may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Tonya K. Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 16, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
The Boeing Company (BA)
Independent Board Chairman
Ray T. Chevedden

Ladies and Gentlemen:

This is in regard to the December 19, 2012 company request concerning this rule 14a-8 proposal.

With the crisis news on Boeing today the company should withdraw its no action request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden

Michael F. Lohr <Michael.F.Lohr@boeing.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

January 7, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
The Boeing Company (BA)
Independent Board Chairman
Ray T. Chevedden

Ladies and Gentlemen:

This is in regard to the December 19, 2012 company request concerning this rule 14a-8 proposal.

The company appears to make the preposterous claim, at the middle of page 4, that when the CEO of a $60 billion company concurrently takes on the job of chairman, that it has zero impact on the amount of time he has for service on outside boards.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden

Michael F. Lohr <Michael.F.Lohr@boeing.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 26, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The Boeing Company (BA)
Independent Board Chairman
Ray T. Chevedden

Ladies and Gentlemen:

This is in regard to the December 19, 2012 company request concerning this rule 14a-8 proposal.

The two attached pages from the company 2011 definitive proxy clearly show the company view that extensive words on factors involving the company's governance, that are not narrowly focused on the topic of a rule 14a-8 proposal, are nonetheless related to making a decision on a rule 14a-8 proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden

Michael F. Lohr <Michael.F.Lohr@boeing.com>

Table of Contents

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay—$19 million for CEO James McNerney.

The Corporate Library expressed concern regarding Mr. McNerney's very high levels of pension gains over the past few years (more than $5.7 million in 2009—nearly triple his base salary and more than the combined salaries of the other named executive officers—and more than $11 million for the past three years).

On top of this, Mr. McNerney's base salary was already 93% over the IRC tax deductibility limit and he continued to receive such generous perks as personal use of private jets ($436,478 in 2009). There were many discretionary elements in the following: short-term incentive plan, allotments of long-term equity, and golden hello and retention awards.

Also, our company uses one of the same performance metrics – economic profit goals – for both its annual and long-term incentives and effectively rewarded executives twice for the same metric. Furthermore, stock options and restricted stock units vested after only three years and performance awards are based on only three-year performance periods.

Finally, Mr. McNerney was entitled to a cash severance of $15 million and a total of more than $31 million upon a termination following a change in control. Such actions are not reflective of an executive pay program that is well-aligned with shareholder interests.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent in order to initiate improved corporate governance and financial performance: Yes on 7.

Board of Directors' Statement in Opposition

The Board has considered the above proposal carefully, and believes that it is not in the best interests of our shareholders. The Board therefore recommends that you vote **AGAINST** the proposal for the following reasons.

The Board believes that all shareholders should have the opportunity to discuss and vote on pending shareholder actions, and that therefore shareholders should generally act only in the context of an annual or special meeting. Holders of 25% or more of Boeing's shares have been entitled to call special shareholder meetings since 1952, with no limitation whatsoever on timing or agenda. The Board continues to support this right. Action by written consent, however, can be used to circumvent the important deliberative process of a shareholder meeting. Written consent rights as proposed could deprive many shareholders of the opportunity to deliberate in an open and transparent manner, or even receive accurate and complete information, on important pending actions. In addition, permitting shareholder action by written consent can create substantial confusion and disruption for shareholders, as multiple shareholder groups could solicit multiple written consents simultaneously, some of which may be duplicative or contradictory. The Board acknowledges that there are limited circumstances in which shareholder action by written consent may be in the long-term interest of Boeing's shareholders, such as fast-changing business requirements that mandate revisions to Boeing's certificate of incorporation on a time-sensitive basis. As a result, Boeing's governing documents already permit shareholder action by written consent on the prior recommendation of the Board.

Companies whose shareholders lack the ability to call special shareholder meetings or elect full director slates by majority vote on an annual basis may benefit from the flexibility that written consent shareholder action can provide. In Boeing's case, however, a comprehensive package of governance practices and policies already ensures Board accountability and enables shareholder action. As noted above, our By-Laws permit holders of 25% or more of Boeing's shares to call a special shareholder meeting without any limitations on timing or agenda. In addition, our directors are elected annually by majority voting in uncontested elections, our Amended and Restated Certificate of Incorporation and By-Laws do not have supermajority provisions and our Corporate Governance Principles require that shareholders be given the opportunity to approve any shareholder rights plan put in place by the Board. For additional information about our corporate governance practices, see "Corporate Governance" beginning on page 10 of this proxy statement.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

Table of Contents

Corporate Governance Principles

The Board of Directors has adopted policies and procedures to ensure effective governance of the Company. Our corporate governance materials, including our Corporate Governance Principles, the charters of each of the Board's standing committees, our Director Independence Standards and our codes of conduct for directors, finance employees and all employees, as well as information regarding securities transactions by our directors and officers, may be viewed in the corporate governance section of our website at www.boeing.com/corp_gov/. We will also provide written copies of any of the foregoing without charge upon written request to the Office of the Corporate Secretary, Boeing Corporate Offices, 100 North Riverside Plaza, MC 5003-1001, Chicago, Illinois 60606-1596.

The GON Committee periodically reviews our Corporate Governance Principles and proposes modifications to the principles and other key governance practices as warranted for adoption by the Board.

Board Composition, Responsibilities and Leadership Structure

The Board of Directors is responsible for overseeing the affairs of the Company. During 2010, the Board held eight meetings, and the five standing committees held a total of 33 meetings. Each director attended more than 85% of the meetings of the Board and the committees on which he or she served during 2010, and average attendance at these meetings exceeded 97%. Absent extenuating circumstances, directors are required to attend our annual meetings of shareholders, and all directors then serving attended the 2010 Annual Meeting. Following the retirement of Mr. Biggs upon the election of directors at the 2011 Annual Meeting, the Board will be reduced to 12 directors. Our By-Laws provide that the Board may increase or decrease the size of the Board and fill any vacancies.

The Board has determined that the appropriate leadership structure for the Board at this time is for Mr. McNerney, our President and Chief Executive Officer, to serve as Chairman of the Board, while also selecting a Lead Director—currently, Mr. Duberstein—to provide independent leadership. Our Lead Director is elected annually by a majority of the independent directors upon a recommendation from the GON Committee. Our Lead Director presides over executive sessions of the nonemployee directors following every regularly scheduled Board meeting (which sessions are not attended by management) and advises the Chairman, in consultation with the other nonemployee directors, as to Board schedules and agendas. The Board has also determined that our Lead Director shall be available to consult with shareholders and call meetings of the nonemployee directors when appropriate. The independent directors believe that our President and Chief Executive Officer's in-depth knowledge of each of our businesses and the competitive challenges each business faces, as well as his extensive experience as a director and senior member of management at other Fortune 100 companies, make him the director best qualified to serve as Chairman. The Board may subsequently decide, however, to change its leadership structure, and we do not have a formal policy to require that the Chief Executive Officer or any other member of management serve as Chairman of the Board. See our Corporate Governance Principles, which are set forth in Appendix 1 to this proxy statement, for additional information on the leadership structure of the Board.

Board Committees

The Board has delegated certain authority to five standing committees. Each committee operates under a charter that has been approved by the Board. A copy of each committee charter is posted in the corporate governance section of our website at www.boeing.com/corp_gov/. The biographical information of each of our directors beginning on page 4 includes the standing committees on which he or she serves. Mr. Biggs serves as Chair of the Audit Committee and is a member of the Finance Committee. The Board also has established a Stock Plan Committee composed of the Chairman, to which the Compensation Committee may delegate certain of its responsibilities.

Audit Committee

The Audit Committee met 11 times in 2010. The Audit Committee oversees our independent auditor and accounting and internal control matters. Its principal responsibilities include oversight of:

- the integrity of our financial statements;



Michael F. Lohr
Vice President,
Assistant General Counsel,
& Corporate Secretary

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

December 19, 2012

BY EMAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Submitted by the Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401 for Inclusion in The Boeing Company's 2013 Proxy Statement

Dear Sir or Madam:

The Boeing Company ("Boeing," the "Company" or "we") received a shareholder proposal and statement in support thereof (the "Proposal") from the Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401 (the "Proponent") for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2013 Annual Meeting of Shareholders (the "Proxy Materials"). Copies of the Proposal and all related correspondence are attached to this letter as **Exhibit A**. The Company believes that it may properly omit the Proposal from the Proxy Materials, and we request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from the Proxy Materials for the reasons set forth below.

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Boeing's intent to omit the Proposal from the Proxy Materials. The Company intends to file the definitive Proxy Materials on or about March 15, 2013.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.



THE PROPOSAL

The Proposal states, in relevant part:

> *RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director. An independent director is a director who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings. To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.*

BASIS FOR EXCLUSION

BOEING MAY EXCLUDE THE PROPOSAL FROM THE PROXY MATERIALS PURSUANT TO RULE 14a-8(i)(3) BECAUSE THE PROPOSAL IS MATERIALLY MISLEADING

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. The Staff has enumerated several instances pursuant to which issuers may rely on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement, including "when substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." See Staff Legal Bulletin 14B (September 15, 2004) ("SLB 14B").

The Proposal purports to request implementation of a policy that the Chairman of Boeing's Board of Directors (the "Boeing Board") be independent. Consequently, one would expect the supporting statement to discuss matters relating to independence. Instead, less than 15% of the supporting statement (56 out of 377 total words) is related to the Chairman's independence, the Chairman's role on the Boeing Board or other matters related to the Proposal. The vast majority of the supporting statement consists of the following four paragraphs, which are directed at the CEO's service on other boards of directors, not the Chairman's independence:

> *"This proposal is important to focus our CEO on Boeing due to the size and complexity of our company and the challenges that our company faces - for example the 3-year delayed Boeing 787. In 2012 our CEO was potentially distracted by his responsibilities on the boards of Procter & Gamble and IBM, both rated "D" in governance by GMI/The Corporate Library, an independent*



> *investment research firm. Mr. McNerney was further overextended by his responsibilities on a total of three board committees at IBM and P&G.*
>
> *According to "P&G Directors Face Own Challenges While Keeping Tabs on McDonald" by Jeff Green of Businessweek, September 4, 2012, Procter & Gamble directors [including P&G Lead Director McNerney] are facing a time management challenge: monitoring CEO Robert McDonald's turnaround plan while running their own companies. McDonald, who lowered P&G profit forecasts three times in a year at the world's largest maker of consumer products, is trying to cut $10 billion in costs and restructure the company to focus on winning back market share. He also faces pressure from activist investor Bill Ackman, founder of Pershing Square Capital Management, who disclosed a stake in P&G in July 2012.*
>
> *No other company in the S&P 500 had more active CEOs than P&G. "This is probably not the kind of board you want for a company that's about to face a crisis," said Jay Lorsch, a management professor at Harvard Business School in Boston. "When you have directors who are busy with their own companies [like Mr. McNerney], that limits time they have for P&G and that can be problematic."*
>
> *Mr. McNerney should follow the example of Netflix CEO Reed Hastings who left the Microsoft board in October 2012. "I've decided to reduce the number of boards I serve on, so that I can focus on Netflix," said Hastings."*

A shareholder reading the resolution in isolation would conclude she is voting on a proposal relating to the Chairman's independence, while a shareholder reading the supporting statement in isolation would conclude she is voting on a proposal relating to limits on the CEO's service on outside boards of directors. Accordingly, a shareholder reading both the resolution and the supporting statement "would be uncertain as to the matter on which she is being asked to vote." *SLB 14B.*

In addition, the supporting statement speaks more about Procter & Gamble ("P&G") and IBM (see yellow highlighting above) than it does about Boeing (see blue highlighting above). These statements seem to be intended to support the Proponent's assertion that Boeing's CEO "should follow the example of Netflix CEO Reed Hastings who left the Microsoft board in October 2012." However, the service of Boeing's CEO on the boards of P&G and IBM is wholly unrelated to whether the Chairman of the Boeing Board is independent (which the Proponent defines as "a director who has not previously served as an executive officer of our Company") and/or qualified to serve as Boeing's Chairman. It is materially false and misleading to suggest that resigning from such outside boards of directors would have any effect on the independence of the Chairman of the Boeing Board



or would otherwise be in any way relevant to the subject matter of the Proposal. The repeated references to P&G also creates a strong likelihood that a reasonable shareholder would be confused as to whether the Proposal was intended for Boeing or for P&G (nine references are made to P&G, while only two are made to Boeing). These statements bear no relevance to the subject matter of the resolution and are therefore misleading to shareholders in violation of Rule 14a-9.

We note that last year the Proponent submitted a proposal and statement in support thereof for inclusion in the Company's 2012 proxy statement requesting that the Boeing Board "adopt a bylaw that allows our Chief Executive Officer to serve on no more than one outside board of directors of a public company that has a market capitalization of more than $200 million." The Staff concurred with the Company's determination that the proposal was properly excludable as relating to Boeing's ordinary business operations. The Staff noted, "In our view, the proposal focuses on concerns that the chief executive officer may be 'potentially distracted' by his service on the boards of directors of other public companies. As we regard policies about employees' ability to serve on the boards of outside organizations to be a matter of ordinary business, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." See *Boeing* (January 31, 2012).

The Proposal expressly and intentionally conflates two issues in which the Proponent has shown particular interest—the Chairman's independence and CEO service on outside boards of directors. As evidenced by the fact that last year the Proponent submitted a proposal solely addressing the second issue, these are two separate and distinct issues. Rule 14a-8 does not permit the Proponent to use a supporting statement as a forum in which to discuss issues unrelated to the Proposal, particularly issues which have already been determined to be unfit for shareholder action under Rule 14a-8.[1] Moreover, shareholders considering the Proposal would have no way to know with any reasonable certainty what they are being asked to vote on because the substantial majority of the Proponent's statement relates to an issue that is irrelevant to a consideration of the purported subject matter of the Proposal. Therefore, the Company believes that the Proposal may be omitted in reliance on Rule 14a-8(i)(3) and respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

The Staff has concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(3) when the supporting statement submitted with a proposal is irrelevant to the subject matter of the proposal. See *Energy East Corporation* (February 12, 2007) (concurring in the omission of a proposal as false and misleading where the proposal focused on executive compensation, but the supporting statements addressed irrelevant issues including director independence and plurality voting standards); and *Entergy Corp.*

---

[1] We also note that the Proponent and his representative submitted several independent chairman proposals for the 2012 proxy season. None of the proposals included a supporting statement substantially dedicated to the CEO's service on outside board of directors. For the Staff's convenience, we have included seven such proposals and supporting statements as **Exhibit B**.



(February 14, 2007) (concurring in the omission of a proposal as false and misleading where the supporting statement was irrelevant to the subject matter of the proposal).

The Proponent should not be permitted to revise the Proposal. As the Staff has noted in Legal Bulletin 14B, there is no provision in Rule 14a-8 that allows a proponent to revise his or her proposal and supporting statement. We recognize that the Staff has had a long-standing practice of permitting proponents to make revisions that are "minor in nature and do not alter the substance of the proposal" in order to deal with proposals that "comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." See *SLB 14B*. However, the Staff has explained that it is appropriate for companies to exclude an "entire proposal, supporting statement or both as materially false or misleading" if "the proposal and supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules." See *SLB 14B*. Because the Proposal would require extensive revisions in order to comply with Rule 14a-8 (removal of 85% of the supporting statement), the Company requests that the Staff agree that the Proposal should be excluded from the Proxy Materials in its entirety. If, however, the Staff does not concur that the Company may exclude the entire Proposal, the Company should nevertheless be permitted to exclude four of the six paragraphs of the supporting statement (paragraphs two through and including paragraph five of the supporting statement) as irrelevant, false and misleading. As discussed above, each of these paragraphs relates to service on outside boards of directors, not to independence, and is therefore wholly irrelevant to the Proposal and misleading to shareholders. See *Bob Evans Farms, Inc.* (June 26, 2006) (concurring in the omission of supporting statement where it "fail[ed] to discuss the merits" of the proposal and did not aid stockholders in deciding how to cast their votes); *General Motors Corp.* (Feb. 25, 2004) (concurring in the omission of supporting statement arguing in favor of voting "against" directors, which was unrelated to the proposal on executive compensation pursuant to Rule 14a-8(i)(3)); and *Boise Cascade Corp.* (Jan. 23, 2001) (concurring in the omission of supporting statements regarding the director election process, environmental and social issues and other topics unrelated to a proposal calling for the separation of the CEO and Chairman).

* * *

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its Proxy Materials, please do not hesitate to contact me at (312) 544-2802 or michael.f.lohr@boeing.com.

Very truly yours,

[signature]

Enclosures

cc: Ray T. Chevedden
John Chevedden


BOEING

Exhibit A

The Proposal and All Related Correspondence

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, November 16, 2012 4:35 PM
To: Lohr, Michael F; GRP CSO
Cc: Towle, Elizabeth C; Krueger, Dana
Subject: Rule 14a-8 Proposal (BA)``
Attachments: CCE00014.pdf

Mr. Lohr,
Please see the attached Rule 14a-8 Proposal revision.
Sincerely,
John Chevedden

Ray T. Chevedden

FISMA & OMB Memorandum M-07-16

Mr. W. James McNerney
Chairman of the Board
The Boeing Company (BA)
100 N Riverside
Chicago IL 60606
Phone: 312 544-2000

REVISED NOV. 16, 2012

Dear Mr. McNerney,

I purchased and hold stock in our company because I believe our company has greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct lden

FISMA & OMB Memorandum M-07-16 3) at:

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Ray T. Chevedden — 10/18/2012

Ray T. Chevedden — Date
Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401
Shareholder

cc: Michael F. Lohr <Michael.F.Lohr@boeing.com>
Corporate Secretary
FX: 312-544-2829
Elizabeth C. Towle <elizabeth.c.towle@boeing.com>
Dana Krueger <Dana.Krueger2@boeing.com>

[BA: Rule 14a-8 Proposal, October 19, 2012, Revised November 16, 2012]

Proposal 4* – Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director. An independent director is a director who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings. To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

When our CEO serves as our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at three major U.S. companies in 2012.

This proposal is important to focus our CEO on Boeing due to the size and complexity of our company and the challenges that our company faces – for example the 3-year delayed Boeing 787. In 2012 our CEO was potentially distracted by his responsibilities on the boards of Procter & Gamble and IBM, both rated "D" in governance by GMI/The Corporate Library, an independent investment research firm. Mr. McNerney was further overextended by his responsibilities on a total of three board committees at IBM and P&G.

According to "P&G Directors Face Own Challenges While Keeping Tabs on McDonald" by Jeff Green of *Businessweek*, September 4, 2012, Procter & Gamble directors [including P&G Lead Director McNerney] are facing a time management challenge: monitoring CEO Robert McDonald's turnaround plan while running their own companies. McDonald, who lowered P&G profit forecasts three times in a year at the world's largest maker of consumer products, is trying to cut $10 billion in costs and restructure the company to focus on winning back market share. He also faces pressure from activist investor Bill Ackman, founder of Pershing Square Capital Management, who disclosed a stake in P&G in July 2012.

No other company in the S&P 500 had more active CEOs than P&G. "This is probably not the kind of board you want for a company that's about to face a crisis," said Jay Lorsch, a management professor at Harvard Business School in Boston. "When you have directors who are busy with their own companies [like Mr. McNerney], that limits time they have for P&G and that can be problematic."

Mr. McNerney should follow the example of Netflix CEO Reed Hastings who left the Microsoft board in October 2012. "I've decided to reduce the number of boards I serve on, so that I can focus on Netflix," said Hastings.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance and protect shareholder value:

Independent Board Chairman – Proposal 4*

Notes:
Ray T. Chevedder ***FISMA & OMB Memorandum M-07-16*** submitted this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, October 19, 2012 4:05 PM
To: Lohr, Michael F
Cc: Towle, Elizabeth C; Krueger, Dana
Subject: Rule 14a-8 Proposal (BA)``
Attachments: CCE00003.pdf

Mr. Lohr,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

Ray T. Chevedden

FISMA & OMB Memorandum M-07-16

Mr. W. James McNerney
Chairman of the Board
The Boeing Company (BA)
100 N Riverside
Chicago IL 60606
Phone: 312 544-2000

Dear Mr. McNerney,

I purchased and hold stock in our company because I believe our company has greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16*** at:
FISMA & OMB Memorandum M-07-16
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,





Ray T. Chevedden — Date
Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401
Shareholder

cc: Michael F. Lohr <Michael.F.Lohr@boeing.com>
Corporate Secretary
FX: 312-544-2829
Elizabeth C. Towle <elizabeth.c.towle@boeing.com>
Dana Krueger <Dana.Krueger2@boeing.com>

[BA: Rule 14a-8 Proposal, October 19, 2012]

Proposal 4* – Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director. An independent director is a director who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings. To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

When our CEO serves as our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at three major U.S. companies in 2012.

This proposal is important to focus our CEO on Boeing due to the size and complexity of our company and the challenges that our company faces – for example with the 3-years delayed Boeing 787. In 2012 our CEO was potentially distracted by his responsibilities on the boards of Procter & Gamble and International Business Machines, both rated "D" in governance by GMI/The Corporate Library, an independent investment research firm. Mr. McNerney was further overextended by his responsibilities on a total of three board committees at IBM and P&G.

According to "P&G Directors Face Own Challenges While Keeping Tabs on McDonald" by Jeff Green of *Businessweek*, September 04, 2012, Procter & Gamble directors are facing a time management challenge: monitoring CEO Robert McDonald's turnaround plan while running their own companies. McDonald, who lowered P&G profit forecasts three times in a year at the world's largest maker of consumer products, is trying to cut $10 billion in costs and restructure the company to focus on developing products and winning back market share. He also faces pressure from activist investor Bill Ackman, founder of Pershing Square Capital Management LP, who disclosed a stake in P&G in July 2012.

No other company in the S&P 500 has more active CEO's than P&G. "This is probably not the kind of board you want for a company that's about to face a crisis," said Jay Lorsch, a management professor at Harvard Business School in Boston. "When you have directors who are busy with their own companies, that limits time they have for P&G and that can be problematic."

Mr. McNerney should follow the example of Netflix CEO Reed Hastings who left the Microsoft board in October 2012. "I've decided to reduce the number of boards I serve on, so that I can focus on Netflix," said Hastings.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance and protect shareholder value:

Independent Board Chairman – Proposal 4*

Notes:
Ray T. Chevedden, ***FISMA & OMB Memorandum M-07-16*** submitted this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***


BOEING

Exhibit B

Examples of 2012 Proposals by Proponent and Representative

PROPOSAL 4: STOCKHOLDER PROPOSAL

The stockholder proposal set forth below was submitted to the Company by John Chevedden ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** purported owner of "no less than" 100 shares of our common stock, or approximately 0.0001% of our outstanding shares. Mr. Chevedden's proposal is printed below verbatim, and we have not endeavored to correct any false, inaccurate, or misleading statements or typographical errors that may be contained therein. Mr. Chevedden has advised the Company that he intends to present the following resolution at our Annual Meeting. However, it should be noted that although Mr. Chevedden has attempted to make, or made, stockholder proposals to the Company every year since 2001, he has never personally attended an annual meeting to present one of his proposals. The Company is not responsible for the contents of this proposal or the supporting statement. Our Board has recommended a vote against the proposal for the reasons set forth following the proposal.

"4 - Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

When a CEO serves as our board chairman, this arrangement may hinder our board's ability to monitor our CEO's performance. Many companies have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. Transition to an independent chairman is particularly important at our company because we did not even have a Lead Director.

An independent Chairman can enhance investor confidence in our Company and strengthen the integrity of our Board. This proposal topic won 50%-plus support at four companies in 2011.

An independent Chairman of our Board may help improve our company's performance since a single large shareholding block~ESL Investments, maintains a high degree of control over our company. As outside investors we are subject to inherently higher degrees of governance and investment risk that might be reduced by an independent Chairman of our Board. There were potential conflict-of-interest transactions between our company and entities affiliated with ESL that could be better monitored by an independent Chairman of our Board.

An independent Chairman of Our Board could counterbalance the stacking of our board with 2 inside directors and 3 inside-related directors. Inside-related directors also occupy 5 of the 12 seats on our most important board committees. And beyond these 5 inside directors, we have one director who is age 76 and another director who has 20-years long-tenure (independence concern).

Our board was the only significant directorship for 3 of our 5 non-inside directors. This could indicate a significant lack of current transferable director experience for our non-inside directors.

An independent Chairman policy can further enhance investor confidence in our Company and strengthen the integrity of our Board. Please encourage our board to respond positively to this proposal for an Independent Board Chairman ~ Yes on 4."

Board of Directors' Response

Under our by-laws, the Board has the flexibility to determine whether it is in the best interests of our stockholders and the Company to separate or combine the roles of the Chairman of the Board and Chief Executive Officer at any point in time. This proposal would remove this flexibility and narrow the governance arrangements that the Board may consider, which could be contrary to the best interests of our stockholders. The Board believes that it should be permitted to use its business judgment to decide who is the best person to serve as Chairman of the Board, based on what is in the best interests of AutoNation at a given point in time, taking into account, among other things, the composition of the Board and the issues facing AutoNation. See also "Board of Directors and Corporate Governance - Role of the Board and Board Structure."

Colgate-Palmolive Company

and the Board of Directors in 2011 with respect to the Chief Executive Officer and the other officers named in the Summary Compensation Table (referred to as the "Named Officers"). As described in detail in the Compensation Discussion and Analysis and highlighted in the section captioned "Executive Summary," the key principle underlying the Personnel and Organization Committee's compensation philosophy is pay for performance and, in 2011, 70-90% of total compensation paid to Colgate's Named Officers was performance-based, with incentive award payouts varying based on the Company's business performance and, in the case of stock options, the performance of the Company's common stock. This direct link between incentive payments and achievement of business goals and shareholder value has helped drive the Company's strong and consistent performance year after year.

For these reasons, the Board is asking you to support this proposal. Because your vote is advisory, it will not be binding on the Board. However, the Board and the Personnel and Organization Committee will review the voting results in their entirety and take them into consideration when making future decisions regarding executive compensation.

The Board of Directors recommends a vote FOR the executive compensation of the Company's Named Officers, as described in this Proxy Statement.

PROPOSAL 4: STOCKHOLDER PROPOSAL

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** owner of at least 50 shares of Common Stock, has informed the Company in writing that he intends to offer the following resolution for consideration at the Annual Meeting.

Proposal 4—Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

When a CEO serves as our board chairman, this arrangement may hinder our board's ability to monitor our CEO's performance. Many companies have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. Transition to an independent chairman is particularly important at our company because we did not even have a Lead Director.

An independent Chairman can enhance investor confidence in our Company and strengthen the integrity of our Board. This proposal topic won 50%-plus support at four companies in 2011.

The merit of this Independent Board Chairman proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance status in order to more fully realize our company's potential:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "High Concern" in executive pay—$15 million for our CEO Ian Cook. Mr. Cook received 355,000 stock options valued at $3.9 million in 2010 while also realizing nearly $5.3 million on the exercise of 176,000 options.

Our company had not implemented clawback provisions to recoup unearned executive incentive pay awards. A significant portion of long-term equity given to our Named Executive Officers consisted of stock options that simply vested after time.

Equity awards should have performance-vesting features in order to assure full alignment with shareholder interests. Market-priced stock options can give our executives rewards due to a rising market alone, regardless of executive performance. These facts suggested that executive pay practices were not aligned with shareholder interest.

Directors with 15 to 23 years tenure held four seats on our key board committees: Richard Kogan and Ellen Hancock. As tenure increases director independence declines. This included Mr. Kogan's chairmanship of our Executive Pay Committee.

Our newest directors, Helene Gayle and Joseph Jimenez, did not serve on any other significant boards. However Mr. Jimenez had failed attendance at a board that he retired from, Blue Nile (NILE).

On the other hand, an independent Chairman policy can further enhance investor confidence in our Company and strengthen the integrity of our Board. Please encourage our board to respond positively to this proposal for an Independent Board Chairman—Yes on 4.

Company Response

Your Board of Directors recommends a vote AGAINST this stockholder proposal for the following reasons:

The Board is truly independent and has an independent lead director with the authority to ensure proper checks and balances.

With the exception of Ian Cook, the Chairman, President and CEO, the Board is composed entirely of independent directors. The independent directors meet at each regularly scheduled Board meeting in separate executive sessions without Mr. Cook present. These sessions are led by an independent lead director, who is selected by and from the independent directors for a one-year term. Colgate has long been committed to having an independent lead director, having established the role of Presiding Director in 2003 and expanded the role in 2006 and again in 2012 when it changed the title to Lead Director. The role of the Lead Director is clearly delineated in the Company's corporate governance guidelines, entitled "Board Guidelines on Significant Corporate Governance Issues" and available on Colgate's website, www.colgatepalmolive.com. The duties of the Lead Director are to:

- Preside at all meetings of the Board at which the Chairman is not present (including the executive sessions of independent directors);
- Establish agendas for the executive sessions in consultation with the other directors;
- Review proposed Board meeting agendas;
- Serve as liaison between the independent directors and the Chairman (although all independent directors are encouraged to communicate freely with the Chairman);
- Review, at his or her discretion, the information to be sent to the Board;
- Review meeting schedules to ensure there is sufficient time for discussion of all agenda items;
- Call meetings of the independent directors, as appropriate; and
- Be available (as deemed appropriate by the Board) for consultation and direct communication with stockholders.

Stephen Sadove, who currently serves as Lead Director, has five years of experience on Colgate's Board and has experience serving on other public company boards, serving as Chairman of the Board of Saks Incorporated since May 2007 and as a director of Ruby Tuesday Inc. since 2002.

One of the Company's longstanding governance practices is that all of the members (including the chairs) of the Audit Committee, the Nominating and Corporate Governance Committee and the Board's compensation committee (known as the Personnel and Organization Committee) are independent directors, nominated to the committees by the Nominating and Corporate Governance Committee. This, when coupled with the independent composition of the Board as described above, ensures that independent directors guide all critical matters, such as the integrity of the Company's financial statements, Chief Executive Officer and senior management compensation, Board evaluation and selection of directors. In addition, the Board has long had established governance guidelines, which, as noted above, are available on Colgate's website.

The Board and the Company are committed to the highest standards of corporate governance.

Colgate's corporate governance practices and policies are described in the section of this Proxy Statement entitled, "Governance of the Company." As discussed in that section, Colgate has had a longstanding commitment to good corporate governance and has been recognized by governance rating

Honeywell International Inc.

SHAREOWNER PROPOSALS

Shareowners have given Honeywell notice of their intention to introduce the following proposals for consideration and action by the shareowners at the Annual Meeting. The respective proponents have provided the proposed resolutions and accompanying statements and Honeywell is not responsible for any inaccuracies contained therein. **For the reasons stated below, the Board of Directors unanimously recommends a vote AGAINST each of these proposals.**

Proposal No. 4: INDEPENDENT BOARD CHAIRMAN

This proposal has been submitted by John Chevedden, ***FISMA & OMB Memorandum M-07-16*** (the beneficial owner of 200 shares of Common Stock).

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

When a CEO serves as our board chairman, this arrangement may hinder our board's ability to monitor our CEO's performance. Many companies have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. Transition to an independent chairman is particularly important at our company because we did not even have a Lead Director. Plus our 2011 Annual Meeting ended in 30 minutes and was highlighted with one-sentence answers from our Chairman.

An independent Chair can enhance investor confidence in our Company and strengthen the integrity of our Board. This proposal topic won 50%-plus support at four companies in 2011.

The merit of this Independent Board Chairman proposal should also be considered in the context of the need for improvement in our company's 2011 reported corporate governance status:

The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay with $20 million for CEO David Cote.

CEO Cote continued to receive an annual mega-grant of stock options for a total of 3.25 million over the past four years. This was the only type of equity granted to Mr. Cote in 2010. To be effective, equity awards granted for long-term incentives should include performance-vesting features.

No specific formulae governed our company's annual incentive plan, so that a considerable amount of discretion was used to set executive pay amounts. Pursuant to this discretion, our CEO received a cash bonus of $4 million in 2009. Additionally, named executive officers were eligible to participate in the cash-based Growth Plan, which was based on short two-year performance periods. Not only is two years far from long-term, but cash-based long-term incentive awards do nothing to tie executive performance with long-term shareholder value.

Our CEO was entitled to $34 million in accumulated pension benefits—including an increase of $5 million in 2010.

An independent Chairman policy can further enhance investor confidence in our Company and strengthen the integrity of our Board. Please encourage our board to respond positively to this proposal for an Independent Board Chairman—Yes on 4.

Board of Directors' Recommendation—The Board of Directors unanimously recommends that the shareowners vote AGAINST this proposal for the following reasons:

The Board believes that it is in the best interests of Honeywell and its shareowners for the Board to have the flexibility to determine the appropriate leadership structure for the Board of Directors. As discussed earlier in this proxy statement, at the present time, the Board believes that the Company's CEO, Mr. Cote, is best qualified to serve as Chairman of the Board as he possesses detailed and in-depth knowledge of the issues, opportunities and challenges facing the Company and its businesses. In the Board's view, Mr. Cote is thus best positioned to

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PROPOSAL SIX:
SHAREHOLDER PROPOSAL

Mr. John Chevedden, : ***FISMA & OMB Memorandum M-07-16*** ı beneficial owner of 100 shares of common stock of the Company, the proponent of a shareholder proposal, has stated that the proponent intends to present a proposal at the Annual Meeting. The proposal and supporting statement, for which the Board of Directors accepts no responsibility, is set forth below. The Board of Directors opposes the proposal for the reasons stated after this proposal.

Proponent's Resolution

6 – Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When a CEO serves as our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. This proposal topic won 50%-plus support at four major U.S. companies in 2011.

To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm rate our company "Very High Concern" in Executive Pay – $22 million for CEO Wesley Bush. CEO pay included such generous perquisites as reimbursement for Mr. Bush's loss on the sale of his home ($250,000), tax gross-up for Mr. Bush's loss on the sale of his home ($212,000) and security protection for Mr. Bush ($1,642,000).

Also, Mr. Bush received a mega-grant of 627,000 stock options that simply vest after time without any performance criteria. Equity pay should have performance-vesting features. Market-priced stock options can provide financial rewards due to a rising market alone, regardless of an executive's performance.

At our 2011 annual meeting we gave 54%-support to a proposal for shareholders to be able to act by written consent. In 2009 we gave 53%-support for 10% of shareholders to call a special meeting. Management's response was to give us a token version of this proposal – the threshold was raised to a challenging 25% of shareholders and a provision was added to encourage shareholders to revoke their requests for a special meeting. Plus a further restriction was added, "the Board of Directors shall have the discretion to determine whether or not to proceed with the special meeting."

Aulana Peters (still on our Audit Committee) was on the Merrill Lynch Executive Pay Committee as Merrill's Stanley O'Neal unceremoniously departed with $161 million after he acquired subprime assets that contributed to $40 billion in write-downs.

Karl Krapek and Stephen Frank were marked as "Flagged (Problem) Directors" because of their respective directorships at the bankrupt Visteon and Washington Mutual. Mr. Frank, who also chaired our Audit Committee, received the highest negative votes and every director on our executive pay committee received more than 12% in negative votes.

Please encourage our board to respond positively to this proposal for an Independent Board Chairman – Yes on 6.

BOARD OF DIRECTORS' RESPONSE

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

The Board of Directors opposes this proposal because it deprives the Board of important flexibility in determining the most effective leadership structure to serve the interests of the Company and its shareholders. The Board believes

Prudential Financial, Inc.

In accordance with SEC rules, we have set forth below a shareholder proposal, along with the supporting statement of the shareholder proponent. The Company is not responsible for any inaccuracies it may contain. The shareholder proposal is required to be voted on at our Annual Meeting only if properly presented. As explained below, our Board unanimously recommends that you vote **"AGAINST"** the shareholder proposal.

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** beneficial owner of 80 shares of Common Stock, is the proponent of the following shareholder proposal. The proponent has advised us that a representative will present the proposal and related supporting statement at the Annual Meeting.

5 – Independent Board Chairman

RESOLVED: Shareholders request that our board of Directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

Supporting Statement of Shareholder Proponent

When a CEO serves as our board chairman, this arrangement may hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets.

The merit of this Independent Board Chairman proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm rated our company "High Concern" in Executive Pay – $14 million for Mark Grier and $22 million for our CEO, John Strangfeld. James Cullen, who chaired our executive pay committee, received our highest negative votes.

Mr. Strangfeld was potentially entitled to $46 million in the event of a change in control. Mr. Strangfeld has amassed $31 million in pension benefits and $5.6 million in non-qualified deferred pay. Mr. Strangfeld's pension value increased by $6 million in a year – difficult to justify in terms of shareholder value since it was not directly tied to company performance. The CEO stock ownership guideline of five-times base salary was too low.

Our executives had, as a hefty portion of their long-term incentive pay, market-priced stock options and restricted stock units that simply vest, without performance restrictions.

Executive pay in terms of performance shares and performance units continued to be based on annual targets ROE and EPS, metrics that were used to determine annual cash incentive pay. Not only did this suggest a lack of incentives tied to our company's long-term success, it also indicated that executives were being rewarded twice for the same goal.

We had a poison pill not approved by shareholders. We did not have a Lead Director, cumulative voting or right to act by written consent.

William Gray (Visteon), Karl Krapek (Visteon), and Gaston Caperton (Owens Corning) were on the boards of major companies leading up to their bankruptcies. And William Gray was nonetheless allowed to chair our Nomination Committee.

An independent Chairman policy can enhance investor confidence in our Company and strengthen the integrity of our Board. Please encourage our board to respond positively to this proposal for an Independent Board Chairman – Yes on 5.

Board of Directors' Statement in Opposition to the Proposal

Your Board recommends a vote against this proposal because it believes that it is in the best interests of our shareholders for the Board to have the flexibility to determine the best person to serve as Board Chairman, whether that person is an independent director or the Chief Executive Officer. We take to heart that independent, engaged, forthright and assertive directors are the key to investor-sensitive management whether the Board is led by a Chairman who is also the Chief Executive or a Chairman who is an independent Director.

Currently, our Board leadership structure consists of a Chairman, who is also our Chief Executive Officer and a Lead Independent Director, who is elected solely by the independent directors. The Board believes this structure provides the optimum benefit of having our CEO, the individual most familiar with the Company's day-to-day operations, chair regular Board meetings as we discuss key business and strategic issues. Coupled with a Lead Independent Director, this structure provides strong, independent oversight of management. At the same time, the Board evaluates this structure on an annual basis to assure it continues to provide effective corporate governance.

We take seriously our commitment to the highest standards of corporate governance, including independent leadership, and

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Reliance Steel & Aluminum Co.

PROPOSAL NO. 4—SHAREHOLDER PROPOSAL

The following proposal was submitted by John Chevedden, ***FISMA & OMB Memorandum M-07-16*** who has represented to us that he has held for at least one year and currently holds not less than 200 shares of Reliance common stock. We are not responsible for the content of this proposal, which is set forth below exactly as it was provided to us. We understand that he intends to raise this shareholder proposal for a shareholder vote at the 2012 Annual Meeting of Shareholders. The Board of Directors recommends a vote **AGAINST** this proposal.

4—Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When a CEO serves as our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at four major U.S. companies in 2011. James McRitchie and Kenneth Steiner have sponsored proposals on this topic which received significant votes.

To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

The merit of this Independent Board Chairman proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, said there were ongoing concerns regarding our board and executive pay—only 45% of CEO pay was incentive based. Annual cash incentives for executives were based on a single performance metric and there was a lack of long-term incentives tied to actual long-term performance. The cash bonus plan was based on annual return on beginning shareholders' equity.

A mix of performance metrics is more appropriate, not just to prevent executives from being tempted to game results, but to ensure that they do not take actions to achieve one end that might ultimately damage another. In addition, long-term incentive pay consisted of time-based equity pay in the form of market-priced stock options and restricted stock awards. Equity pay given as a long-term incentive should include performance-vesting features.

Four directors had 14 to 34-years of long-tenure, including CEO David Hannah, President Gregg Mollins, Lead Director Douglas Hayes and Leslie Waite. Hayes and Waite received 27% in negative votes (2009) and still held 4-seats on our Audit and executive pay committees in 2011. Long-tenured directors can form relationships that may compromise their independence and thus hinder their ability to provide effective oversight.

Our board was the only significant directorship for 67% of our directors. This could indicate a significant lack of current transferable director experience for the vast majority of our directors.

An independent Chairman policy can improve investor confidence in our company and strengthen the integrity of our Board. Please encourage our board to respond positively to this proposal for an Independent Board Chairman—Yes on 4.

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SHAREHOLDER PROPOSALS

The following two proposals have been submitted by shareholders and are included in this proxy statement in accordance with the Securities and Exchange Commission's Shareholder Proposal Rule. They are presented as submitted by the shareholder proponents, whose names and addresses will be provided promptly to any shareholder who orally or in writing requests that information from our Corporate Secretary.

Each proposal will be voted on at the Annual Meeting only if it is properly presented by the shareholder proponent or the proponent's qualified representative. To be approved by shareholders, a proposal must receive votes "FOR" the proposal constituting a majority of the shares represented and voting at the Annual Meeting at which a quorum is present, and the approving majority must also represent more than 25% of our outstanding shares.

FOR THE REASONS STATED BELOW, THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "AGAINST" EACH OF THE SHAREHOLDER PROPOSALS

Proposal 4: Shareholder Proposal Regarding Independent Board Chairman

The Proposal

4 — Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When a CEO serves as our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at four major U.S. companies in 2011. James McRitchie and Kenneth Steiner have sponsored proposals on this topic which received significant votes.

The merit of this Independent Board Chairman proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, said Sempra had executive pay concerns. Our executive pay committee had the discretion to subjectively adjust the annual executive bonus and this can undermine the effectiveness of incentive pay for executives. In addition, market-priced stock options that simply vest over time were given annually. Market-priced stock options may provide rewards due to a rising market alone, regardless of an executive's performance. Finally, our CEO was potentially entitled to $34 million if there was a change in control.

William Ouchi and William Rutledge were marked as "Flagged (Problem) Directors" by The Corporate Library due to their FirstFed Financial Corp. directorships leading up to FirstFed's 2010 bankruptcy. Directors Ouchi and Rutledge were allowed to continue to make up 40% of our executive pay committee. Director Ouchi was also 25% of our nomination committee.

Another 40% of our executive pay committee was made up of directors who received our highest negative votes, Luis Téllez Kuenzler and William Rusnack. Directors Kuenzler and Rusnack were also 40% of our nomination committee. Furthermore Mr. Rusnack was allowed to continue as our Lead Director.

Wilford Godbold, age 72 and with 21-years long-tenure was on our Audit Committee along with William Jones, who had 17-years long-tenure. Long-tenured directors can form relationships that compromise their independence and therefore hinder their ability to provide effective oversight.

We also had 3 inside directors — independence concern. Plus Mr. Rusnack (another mention) and Alan Boeckmann, further burdened with two Sempra board committee seats, were on 4 boards — overextension concern.

An independent Chairman policy can improve investor confidence in Sempra and strengthen the integrity of our Board. Please encourage our board to respond positively to this proposal for an Independent Board Chairman — Yes on 4.

The Board of Directors Position

The Board of Directors recommends a vote AGAINST this proposal because the board believes that the company is best served by retaining its flexibility to determine on a case-by-case basis whether the Chief Executive Officer or an independent director should serve as Chairman of the Board. As described below, during those periods in which the Chairman of the Board is not independent, an independent Lead Director is appointed.